Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Results Announcement of Barclays PLC relating to the three months ended 31 March 2015, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months to 31 March 2015 to the corresponding three months of 2014 and balance sheet analysis as at 31 March with comparatives relating to 31 December 2014. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively.

The comparatives pre Q214 have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our Form 6-K filed with the SEC date 14 July 2014.

References throughout this document to ‘provisions for investigations and litigation primarily relating to Foreign Exchange’ means ‘provisions held for certain aspects of ongoing investigations involving certain authorities and litigation primarily relating to Foreign Exchange.’

The information in this document does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2014, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC filed with the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006), have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. As management reviews the adjusting items described below at a Group level, segmental results are presented excluding these items in accordance with IFRS 8; “Operating Segments”. Statutory and adjusted performance is reconciled at a Group level only.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit before tax is the non-IFRS equivalent of profit before tax as it excludes the impact of own credit, goodwill impairment, provisions for Payment Protection Insurance and claims management costs (PPI) and interest rate hedging redress, gain on US Lehman acquisition assets, provisions for investigations and litigation primarily relating to Foreign Exchange, loss on sale of the Spanish business; Education, Social Housing, and Local Authority (ESHLA) valuation revision, and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 9;

– Adjusted profit after tax represents profit after tax excluding the post-tax impact of own credit; provision for PPI redress; provisions for investigations and litigation primarily relating to Foreign Exchange; loss on sale of the Spanish business and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 5 for the Group;

– Adjusted attributable profit represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is attributable profit;

– Adjusted income and adjusted total income net of insurance claims represents total income net of insurance claims excluding the impact of own credit. A reconciliation to IFRS is presented on page 9 for the Group;

– Adjusted net operating income represents net operating income excluding the impact of own credit. A reconciliation to IFRS is presented on page 9 for the Group;

– Adjusted total operating expenses represents operating expenses excluding the provision for PPI redress; provisions for investigations and litigation primarily relating to Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 9 for the Group;

– Adjusted litigation and conduct represents litigation and conduct excluding the provision for PPI redress and provisions for investigations and litigation primarily relating to Foreign Exchange. A reconciliation to IFRS is presented on page 9 for the Group;

– Adjusted basic earnings per share represents adjusted attributable profit divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted cost: income ratio represents cost: income ratio excluding the impact of own credit; the provisions for PPI redress; gain on US Lehman acquisition assets; and provisions for investigations and litigation primarily relating to Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation to IFRS is presented on page 9 for the Group;

– Adjusted return on average shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments. The comparable IFRS measure is return on average shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in

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reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments;

– Adjusted return on average tangible shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on average tangible shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill;

– Barclays Core results are non-IFRS measures because they represent the sum of five Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office. A reconciliation to the corresponding statutory Group measures is provided on page 10;

– Constant currency results in Africa Banking are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 31 March 2015 for the income statement and the 31 March 2015 closing exchange rate for the balance sheet and applying those rates to the results as of and for the three months ended 31 March 2014, in order to eliminate the impact of movement in exchange rates between the two periods;

– Liquidity Coverage Ratio (LCR) is calculated according to the Commission Delegated Regulation of October 2014 that supplements Regulation (EU) 575/2013 (CRDIV) published by the European Commission in June 2013. The metric is a ratio that is not yet fully implemented in local regulations and, as such, represents a non-IFRS measure;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 20 for a reconciliation of this measure to CRD IV CET1 ratio.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (2014 20-F), which are available on the SEC’s website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2014 20-F.

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Performance Highlights

Further progress on Transform: higher Group adjusted profit before tax, driven by positive cost to income jaws in the Core business, partially offset by an increase in Non-Core loss before tax as run down progresses as planned

●

Group adjusted profit before tax increased 9% to £1,848m as Core adjusted profit before tax increased 14% to £2,104m. This was partially offset by an increase in Non-Core loss before tax to £256m (Q114: £154m)

●	Statutory profit before tax decreased 26% to £1,337m which reflected adjusting items of a net loss of £511m (Q114: net gain of £119m)

●

Total adjusted operating expenses decreased 7% to £4,124m, driven by a 49% reduction in Non-Core operating expenses to £239m and a reduction in Core costs to achieve Transform to £109m (Q114: £216m). Total statutory operating expenses increased 5% to £4,645m due to an increase in the provisions for investigations and litigation primarily relating to Foreign Exchange of £800m (Q114: £nil) and an increase in the provision for PPI redress of £150m (Q114: £nil), offset by a £429m (Q114: £nil) gain on valuation of a component of the defined retirement benefit liability

●

Core income increased 2% to £6,420m, while Core operating expenses were down 2% to £3,885m. Core return on average equity increased to 10.9% (Q114: 10.7%), absorbing an increase in average allocated equity of £7bn to £47bn

●

Non-Core run-down continued, with risk weighted assets (RWAs) reducing £10bn from December 2014 to £65bn. Non-Core dilution of the Group’s return on average equity was 3.3% (Q114: 4.2%), having reduced average allocated equity by £5bn to £10bn

●

Fully loaded Common Equity Tier 1 (CET1) ratio increased to 10.6% (December 2014: 10.3%) reflecting an increase in CET1 capital to £41.8bn (December 2014: £41.5bn) and a reduction in RWAs to £396bn (December 2014: £402bn), largely due to the sale of the Spanish business. The leverage ratio remained stable at 3.7%

●	Net tangible asset value per share increased to 288p (December 2014: 285p)

Material adjusting items:

●	Provisions of £2,050m (Q114: £nil) have been made for investigations and litigation primarily relating to Foreign Exchange. This includes additional provisions of £800m recognised in Q115

●	A £429m (Q114: £nil) gain was recognised as the valuation of a component of the defined retirement benefit liability was aligned to statutory provisions

●	An additional PPI redress provision of £150m (Q114: £nil) was recognised based on an updated estimate of future redress and associated costs

●	A £118m (Q114: £nil) loss primarily relating to accumulated currency translation reserves recycled upon the completion of the Spanish business sale

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Performance Highlights

Barclays Group results	Adjusted			Statutory
for the three months ended	31.03.15	31.03.14		31.03.15	31.03.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	6,430	6,650	(3)	6,558	6,769	(3)
Credit impairment charges and other provisions	(477)	(548)	13	(477)	(548)	13
Net operating income	5,953	6,102	(2)	6,081	6,221	(2)
Operating expenses	(3,923)	(4,130)	5	(3,494)	(4,130)	15
Litigation and conduct	(81)	(65)	(25)	(1,031)	(65)
Operating expenses excluding costs to achieve Transform	(4,004)	(4,195)	5	(4,525)	(4,195)	(8)

Costs to achieve Transform	(120)	(240)	50	(120)	(240)	50
Total operating expenses	(4,124)	(4,435)	7	(4,645)	(4,435)	(5)
Loss on sale of the Spanish business	-	-	-	(118)	-
Other net income	19	26	(27)	19	26	(27)
Profit before tax	1,848	1,693	9	1,337	1,812	(26)
Tax charge[1]	(529)	(561)	6	(612)	(597)	(3)
Profit after tax	1,319	1,132	17	725	1,215	(40)
Non-controlling interests	(180)	(201)	10	(180)	(201)	10
Other equity interests[2]	(80)	(49)	(63)	(80)	(49)	(63)
Attributable profit	1,059	882	20	465	965	(52)

Performance measures
Return on average tangible shareholders’ equity[2]	8.8%	7.6%		4.0%	8.4%
Average tangible shareholders’ equity (£bn)	49	47		48	46
Return on average shareholders’ equity[2]	7.6%	6.5%		3.4%	7.2%
Average shareholders’ equity (£bn)	57	55		56	54
Cost: income ratio	64%	67%		71%	66%
Loan loss rate (bps)	37	45		37	45

Basic earnings per share[2]	6.5p	5.5p		2.9p	6.0p
Dividend per share	1.0p	1.0p		1.0p	1.0p

Balance sheet and leverage				31.03.15	31.12.14
Net tangible asset value per share				288p	285p
Net asset value per share				337p	335p
Leverage exposure				£1,255bn	£1,233bn

Capital management				31.03.15	31.12.14
CRD IV fully loaded
Common equity tier 1 ratio				10.6%	10.3%
Common equity tier 1 capital				£41.8bn	£41.5bn
Tier 1 capital				£46.3bn	£46.0bn
Risk weighted assets				£396bn	£402bn
Leverage ratio				3.7%	3.7%

Funding and liquidity				31.03.15	31.12.14
Group liquidity pool				£148bn	£149bn
Estimated CRD IV liquidity coverage ratio				122%	124%
Loan: deposit ratio[3]				89%	89%

Adjusted profit reconciliation for the three months ended				31.03.15	31.03.14
Adjusted profit before tax				1,848	1,693
Own credit				128	119
Gain on valuation of a component of the defined retirement benefit liability				429	-
Provisions for investigations and litigation primarily relating to Foreign Exchange				(800)	-
Provision for PPI redress				(150)	-
Loss on sale of the Spanish business				(118)	-
Statutory profit before tax				1,337	1,812

1	The effective tax rate for Q115 is the expected full year rate adjusted for the impact of significant one off items. The tax impacts of such items, which include adjusting items and the UK bank levy, are recognised in the quarter in which they occur.
2	The profit after tax attributable to other equity holders of £80m (Q114: £49m) is offset by a tax credit recorded in reserves of £16m (Q114: £11m). The net amount of £64m (Q114: £38m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders’ equity and return on average shareholders’ equity.
3	Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

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Performance Highlights

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the three months ended	31.03.15	31.03.14		31.03.15	31.03.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	6,420	6,277	2	10	373	(97)
Credit impairment charges and other provisions	(448)	(481)	7	(29)	(67)	57
Net operating income/(expense)	5,972	5,796	3	(19)	306
Operating expenses	(3,704)	(3,710)	-	(219)	(419)	48
Litigation and conduct	(72)	(43)	(67)	(9)	(23)	61

Costs to achieve Transform	(109)	(216)	50	(11)	(24)	54
Total operating expenses	(3,885)	(3,969)	2	(239)	(466)	49
Other net income	17	20	(15)	2	6	(67)
Profit/(loss) before tax	2,104	1,847	14	(256)	(154)	(66)
Tax (charge)/credit	(615)	(589)	(4)	86	28
Profit/(loss) after tax	1,489	1,258	18	(170)	(126)	(35)
Non-controlling interests	(164)	(167)	2	(16)	(34)	53
Other equity interests	(67)	(38)	(76)	(13)	(11)	(18)
Attributable profit/(loss)	1,258	1,053	19	(199)	(171)	(16)

Performance measures
Return on average tangible equity[1]	13.2%	13.2%		(4.4%)	(5.6%)
Average allocated tangible equity (£bn)	39	32		10	15
Return on average equity[1]	10.9%	10.7%		(3.3%)	(4.2%)
Average allocated equity (£bn)	47	40		10	15
Period end allocated equity (£bn)	47	40		10	15
Cost: income ratio	61%	63%		n/a	n/a
Basic earnings per share contribution	7.7p	6.6p		(1.2p)	(1.1p)

Capital management	31.03.15	31.12.14		31.03.15	31.12.14
Risk weighted assets	£331bn	£327bn		£65bn	£75bn
Leverage exposure	£1,019bn	£956bn		£236bn	£277bn

Income by business		31.03.15 £m		31.03.14 £m		% Change
Personal and Corporate Banking		2,174		2,173		-
Barclaycard		1,135		1,042		9
Africa Banking		948		878		8
Investment Bank		2,149		2,103		2
Head Office		14		81		(83)
Barclays Core		6,420		6,277		2
Barclays Non-Core		10		373		(97)
Barclays Group adjusted income		6,430		6,650		(3)
Barclays Group statutory income		6,588		6,769		(3)

Profit/(loss) before tax by business		31.03.15 £m		31.03.14 £m		% Change
Personal and Corporate Banking		787		688		14
Barclaycard		366		368		(1)
Africa Banking		295		240		23
Investment Bank		675		491		37
Head Office		(19)		60
Barclays Core		2,104		1,847		14
Barclays Non-Core		(256)		(154)		(66)
Barclays Group adjusted profit before tax		1,848		1,693		9
Barclays Group statutory profit before tax		1,337		1,812		(26)

1	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

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Group Performance Review

Income statement

Group performance

●	Adjusted profit before tax increased 9% to £1,848m reflecting improvements in the Investment Bank, Personal and Corporate Banking (PCB) and Africa Banking

●

Statutory profit before tax decreased 26% to £1,337m (Q114: £1,812m), which also included £800m (Q114: £nil) of provisions for investigations and litigation primarily relating to Foreign Exchange, an additional £150m (Q114: £nil) provision for PPI redress, a £118m (Q114: £nil) loss on the sale of the Spanish business, a £429m (Q114: £nil) gain on the valuation of a component of the defined retirement benefit liability and an own credit gain of £128m (Q114: £119m)

●	Adjusted income decreased 3% to £6,430m and statutory income decreased 3% to £6,588m as Non-Core income reduced £363m to £10m. This was partially offset by Core income increasing 2% to £6,420m

●	Impairment reduced 13% to £477m, with the Group loan loss rate improving 8bps to 37bps

●

Adjusted total operating expenses were down 7% to £4,124m, as a result of restructuring savings from Transform programmes, particularly in Non-Core, the Investment Bank and PCB. This included costs to achieve Transform of £120m (Q114: £240m) and litigation and conduct charges of £81m (Q114: £65m)

●

Statutory total operating expenses were up 5% to £4,645m (Q114: £4,435m) which included £800m (Q114: £nil) of provisions for investigations and litigation primarily relating to Foreign Exchange £800m (Q114 £nil) and an additional £150m (Q114: £nil) provision for PPI redress, offset in part by a £429m (Q114: £nil) gain on valuation of a component of the defined retirement benefit liability

●

The effective tax rate on adjusted profit before tax decreased to 28.6% (Q114: 33.1%) and the effective tax rate on statutory profit before tax increased to 45.8% (Q114: 32.9%), principally due to non-deductible expenses, including the provisions for investigations and litigation primarily relating to Foreign Exchange

●

Adjusted Group attributable profit was £1,059m (Q114: £882m), resulting in an adjusted Group return on average shareholders’ equity of 7.6% (Q114: 6.5%). Statutory Group attributable profit was £465m (Q114: £965m), resulting in a statutory Group return on average shareholders’ equity of 3.4% (Q114: 7.2%)

Core performance

●	Profit before tax increased 14% to £2,104m, with improvements of 37% to £675m in the Investment Bank, 14% to £787m in PCB and 23% to £295m in Africa Banking

●	Income increased 2% to £6,420m

–	Barclaycard income increased 9% to £1,135m reflecting continued net lending growth across all geographies

–	Africa Banking income increased 8% to £948m reflecting an increase in transactional income in South Africa, higher trading income and an increase in net interest income

–

Net interest income in PCB, Barclaycard and Africa Banking increased 6% to £2,955m driven by strong savings income growth in PCB, and volume growth in Barclaycard and Africa Banking. Net interest margin increased 4bps to 414bps

–	Investment Bank income increased 2% to £2,149m reflecting higher Banking, Macro and Equities income which was partially offset by lower Credit income

●

Credit impairment charges improved 7% to £448m, reflecting lower impairments in PCB due to the improving UK economic environment resulting in lower default rates and charges in corporate. This was partially offset by an increase of 8% in Barclaycard, which was accompanied by loans and advances growth of 15%; the loan loss rate reduced 20bps to 305bps

●

Total operating expenses decreased 2% to £3,885m, reflecting savings from Transform programmes, principally in the Investment Bank and PCB, and lower costs to achieve Transform of £109m (Q114: £216m). Barclaycard operating expenses increased £75m to £490m primarily due to continued business growth

●	Attributable profit increased 19% to £1,258m, while average allocated equity increased £7bn to £47bn, resulting in Core return on equity increasing to 10.9% (Q114: 10.7%)

Non-Core performance

●	Loss before tax increased to £256m (Q114: £154m), reflecting:

–

A reduction in income of £363m to £10m following assets and securities run-down, business disposals and a fair value loss on the Education, Social Housing, and Local Authority (ESHLA) portfolio of £149m (Q114: £21m), partially offset by a £91m release of a provision relating to a litigation matter

–	An improvement in impairment to £29m (Q114: £67m) reflecting, in particular, the disposal of the Spanish business

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Group Performance Review

–	A 49% reduction in total operating expenses to £239m due to savings from Transform programmes, the sale of the Spanish business and reduced costs to achieve Transform

●	Non-Core return on equity dilution was 3.3% (Q114: 4.2%), reflecting a reduction in average allocated equity to £10bn (Q114: £15bn)

Balance sheet and capital

Balance sheet

●	Total assets increased 4% from 31 December 2014 to £1,416bn

–	Total loans and advances increased £34bn to £504bn driven by a £30bn increase in settlement and cash collateral balances and lending growth of £3bn and £1bn in PCB and Africa Banking respectively

–

Derivative assets increased £40bn to £480bn consistent with the increase in derivative liabilities of £44bn to £484bn. The derivative assets increase was driven by interest rate derivatives of £33bn, as major interest rate forward curves reduced, and foreign exchange derivatives of £11bn due to depreciation of EUR against USD, GBP and CHF

–	Reverse repurchase agreements and other similar secured lending decreased £8bn to £124bn primarily driven by lower matched book trading due to balance sheet deleveraging

●	Customer accounts increased £19bn to £447bn driven by an increase in settlement balances of £13bn and cash collateral balances of £6bn

●

Total shareholders’ equity including non-controlling interests increased to £67.1bn (December 2014: £66.0bn). Excluding non-controlling interests, shareholders’ equity increased to £60.7bn (December 2014: £59.6bn), reflecting a £0.8bn increase in the currency translation reserve as GBP weakened against USD, a £0.6bn increase in share capital and share premium, due to the issuance of shares under employee share schemes, and an increase in profit after tax of £0.5bn partially offset by a £0.8bn decrease in other reserves

●	Net asset value and net tangible asset value per share increased to 337p (December 2014: 335p) and 288p (December 2014: 285p) respectively

Leverage exposure

●

Leverage exposure increased £22bn to £1,255bn during Q115 due to increases in the Core business, including an increase in settlement balances, partially offset by continued reductions in Non-Core exposure

Capital ratios

●	The fully loaded CRD IV CET1 ratio increased to 10.6% (December 2014: 10.3%), due to a £6bn reduction in RWAs to £396bn, and an increase in the fully loaded CRD IV CET1 capital of £0.4bn to £41.8bn

–

The increase in CET1 capital was driven by profit for the period of £0.5bn, after absorbing £0.6bn of adjusting items, a £0.4bn increase in other qualifying reserves partially offset by £0.4bn recognised for dividends and a £0.2bn reduction for the movement in own credit

–	The RWA reduction was mainly driven by a £10bn reduction in Non-Core to £65bn including the sale of the Spanish business and the run-down of legacy structured and credit products

●	The leverage ratio remained stable at 3.7% (December 2014: 3.7%), despite an increase in the leverage exposure to £1,255bn (December 2014: £1,233bn)

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Group Performance Review

Funding and liquidity

●

The Group maintained a surplus to its internal and regulatory requirements in Q115 with a liquidity pool of £148bn (December 2014: £149bn). This continues to position the Group for potential credit rating changes as sovereign support in Barclays Bank PLC credit ratings is assessed. The estimated CRD IV Liquidity Coverage Ratio (LCR) decreased slightly to 122% (December 2014: 124%), equivalent to a surplus of £28bn (December 2014: £30bn)

●

Wholesale funding outstanding excluding repurchase agreements was £178bn (December 2014: £171bn). The Group issued £4bn of term funding net of early redemptions during the quarter, of which £2bn was in senior unsecured debt issued by the holding company, Barclays PLC. These proceeds have been used to subscribe for senior unsecured debt at Barclays Bank PLC, the operating company. This demonstrates further progress on the transition towards a holding company capital and funding model

●

In line with credit rating agencies’ intentions to reassess sovereign support in their ratings to reflect evolving regulation, S&P and Moody’s took action on Barclays and peers’ credit ratings during the quarter. S&P put the A/A-1 ratings of Barclays Bank PLC, the operating company, on “CreditWatch with negative implications” and downgraded Barclays PLC, the holding company, by two notches to BBB/A-2/Stable. Moody’s implemented its new Bank Rating Methodology and reassessed sovereign support in its ratings, which resulted in an affirmation of Barclays Bank PLC’s ratings of A2/P-1 and a change of the outlook to Stable from Negative. Moody’s also put the ratings of Barclays PLC (A3/P-2) on review for potential downgrade to Baa3. The outcomes of these reviews are expected to be announced in Q215

Other matters

●

Provisions of £2,471m (December 2014: £1,690m) are held for Legal, Competition and Regulatory matters. This includes provisions of £2,092m (Q114: £nil) for investigations and litigation primarily relating to Foreign Exchange, £800m of which was recognised in Q115 reflecting developments with certain authorities since the year end reporting date

●

The provision for PPI redress was £943m (December 2014: £1,059m) following the recognition of an additional amount of £150m (Q114: £nil) in Q115 based on an updated estimate of future redress and associated costs

●

A £429m (Q114: £nil) gain was recognised as the valuation of a component of the defined retirement benefit liability was revised to use the long term Consumer Price Index rather than the Retail Price Index, consistent with statutory provisions

●	A £118m (Q114: £nil) loss was recognised primarily relating to accumulated currency translation reserves recycled upon the completion of the Spanish business sale

Dividends

●	A first interim dividend of 1.0p will be paid on 15 June 2015

Barclays PLC	8

Quarterly Results Summary

Barclays results by quarter	Q115	Q414	Q314	Q214	Q114	Q413	Q313	Q213
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	6,558	5,021	6,883	6,615	6,769	6,544	6,234	7,674
Credit impairment charges and other provisions	(477)	(573)	(509)	(538)	(548)	(718)	(722)	(925)
Net operating income	6,081	4,448	6,374	6,077	6,221	5,826	5,512	6,749
Operating expenses	(4,525)	(5,032)	(4,487)	(5,088)	(4,195)	(4,856)	(4,262)	(6,359)
Costs to achieve Transform	(120)	(339)	(332)	(254)	(240)	(468)	(101)	(126)
UK bank levy	-	(462)	-	-	-	(504)	-	-
Total operating expenses	(4,645)	(5,833)	(4,819)	(5,342)	(4,435)	(5,828)	(4,363)	(6,485)
Other net income/(expenses)	(99)	(81)	(334)	(46)	26	19	25	(122)
Statutory profit before tax	1,337	(1,466)	1,221	689	1,812	17	1,714	142
Statutory profit after tax	725	(1,381)	620	391	1,215	(514)	728	39

Attributable to:
Ordinary equity holders of the parent	465	(1,679)	379	161	965	(642)	511	(168)
Other equity holders	80	80	80	41	49	-	-	-
Non-controlling interests	180	218	161	189	201	128	217	207

Adjusted basis
Total income net of insurance claims	6,430	6,018	6,378	6,682	6,650	6,639	6,445	7,078
Credit impairment charges and other provisions	(477)	(573)	(509)	(538)	(548)	(718)	(722)	(925)
Net operating income	5,953	5,445	5,869	6,144	6,102	5,921	5,723	6,153
Operating expenses	(3,923)	(3,942)	(3,879)	(4,042)	(4,130)	(4,500)	(4,223)	(4,282)
Litigation and conduct	(81)	(140)	(98)	(146)	(65)	(277)	(39)	(77)
Costs to achieve Transform	(120)	(339)	(332)	(254)	(240)	(468)	(101)	(126)
UK bank levy	-	(462)	-	-	-	(504)	-	-
Total operating expenses	(4,124)	(4,883)	(4,309)	(4,442)	(4,435)	(5,749)	(4,363)	(4,485)
Other net income/(expenses)	19	1	30	(46)	26	19	25	(122)
Adjusted profit before tax	1,848	563	1,590	1,656	1,693	191	1,385	1,546

Adjusting items
Own credit[1]	(128)	62	(44)	67	(119)	95	211	(337)
Gain on US Lehman acquisition assets[1]	-	-	(461)	-	-	-	-	(259)
ESHLA valuation revision[1]	-	935	-	-	-	-	-	-
Gain on valuation of a component of the defined retirement benefit liability[2]	(429)	-	-	-	-	-	-	-
Provisions for investigations and litigation primarily relating to Foreign Exchange[2]	800	750	500	-	-	-	-	-
Provision for PPI and interest rate hedging redress[2]	150	200	10	900	-	-	-	2,000
Goodwill impairment[2]	-	-	-	-	-	79	-	-
Loss on sale of the Spanish business[3]	118	82	364	-	-	-	-	-

Adjusted performance measures
Return on average tangible shareholders’ equity	8.8%	1.7%	7.1%	7.5%	7.6%	(3.4%)	6.7%	7.4%
Average tangible shareholders’ equity	48.7	48.9	47.6	47.5	47.2	47.1	43.5	45.2
Return on average shareholders’ equity	7.6%	1.5%	6.1%	6.4%	6.5%	(2.9%)	5.7%	6.3%
Average shareholders’ equity	57.0	57.1	55.6	55.3	54.8	54.9	51.3	53.0
Cost: income ratio	64%	81%	68%	66%	67%	87%	68%	63%
Basic earnings/(loss) per share	6.5p	1.3p	5.2p	5.4p	5.5p	(2.8p)	5.4p	6.2p

Statutory performance measures
Return on average tangible shareholders’ equity	4.0%	(13.8%)	3.4%	1.4%	8.4%	(5.5%)	4.8%	(1.5%)
Average tangible shareholders’ equity	48.1	48.3	46.8	46.7	46.4	46.3	42.8	44.2
Return on average shareholders’ equity	3.4%	(11.8%)	2.9%	1.2%	7.2%	(4.7%)	4.0%	(1.3%)
Average shareholders’ equity	56.3	56.4	54.8	54.5	54.0	54.1	50.6	52.0
Cost: income ratio	71%	116%	70%	81%	66%	89%	70%	85%
Loan loss rate (bps)	37	48	42	44	45	59	58	71
Basic earnings/(loss) per share	2.9p	(10.2p)	2.4p	1.0p	6.0p	(4.5p)	3.8p	(1.2p)

1	Adjusting item recorded in total income net of insurance claims.
2	Adjusting item recorded in operating expenses.
3	Adjusting item recorded in other net (expense)/income.

Barclays PLC	9

Quarterly Results Summary

Barclays Core[1]	Q115	Q414	Q314	Q214	Q114	Q413	Q313[2]	Q213[2]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	6,420	5,996	6,008	6,397	6,277	6,189	6,076	6,514
Credit impairment charges and other provisions	(448)	(571)	(492)	(456)	(481)	(542)	(554)	(558)
Net operating income	5,972	5,425	5,516	5,941	5,796	5,647	5,522	5,956
Operating expenses	(3,704)	(3,614)	(3,557)	(3,602)	(3,710)	(4,045)	(3,758)	(3,802)
Litigation and conduct	(72)	(56)	(16)	(136)	(43)	(69)	(18)	(51)
Costs to achieve Transform	(109)	(298)	(202)	(237)	(216)	(365)	(84)	(64)
UK bank levy	-	(371)	-	-	-	(395)	-	-
Total operating expenses	(3,885)	(4,339)	(3,775)	(3,975)	(3,969)	(4,874)	(3,860)	(3,917)
Other net income	17	9	6	27	20	15	15	13
Profit before tax	2,104	1,095	1,747	1,993	1,847	788	1,677	2,052
Attributable profit	1,258	638	1,002	1,171	1,053	601	1,009	1,153

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	949.6	886.5	899.3	846.3	863.7	832.4	n/a	n/a
Risk weighted assets	331.1	326.6	331.9	323.6	330.3	332.6	n/a	n/a

Performance measures
Return on average tangible equity	13.2%	7.0%	11.5%	13.8%	13.2%	7.6%	15.1%	16.5%
Average allocated tangible equity (£bn)	38.5	37.0	35.2	34.0	32.2	31.4	26.7	27.9
Return on average equity	10.9%	5.8%	9.5%	11.3%	10.7%	6.2%	11.8%	13.0%
Average allocated equity (£bn)	46.7	45.0	43.0	41.6	39.6	38.9	34.2	35.4
Cost: income ratio	61%	72%	63%	62%	63%	79%	64%	60%

Barclays Non-Core
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	122	228	327	245	301	322	354	370
Securities and Loans	(73)	(142)	106	66	87	121	60	104
Derivatives	(39)	(64)	(63)	(26)	(15)	7	(46)	90
Total income net of insurance claims	10	22	370	285	373	450	368	564
Credit impairment charges and other provisions	(29)	(2)	(17)	(82)	(67)	(176)	(168)	(367)
Net operating (expense)/income	(19)	20	353	203	306	274	200	197
Operating expenses	(219)	(329)	(321)	(441)	(419)	(456)	(464)	(481)
Litigation and conduct	(9)	(83)	(82)	(10)	(23)	(208)	(21)	(26)
Costs to achieve Transform	(11)	(41)	(130)	(17)	(24)	(103)	(17)	(62)
UK bank levy	-	(91)	-	-	-	(109)	-	-
Total operating expenses	(239)	(544)	(533)	(468)	(466)	(876)	(502)	(569)
Other net income/(expense)	2	(8)	23	(72)	6	4	10	(135)
Loss before tax	(256)	(532)	(157)	(337)	(154)	(598)	(292)	(507)
Attributable loss	(199)	(448)	(173)	(294)	(171)	(997)	(274)	(314)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	65.6	63.9	64.5	75.5	83.4	81.9	n/a	n/a
Loans and advances to customers at fair value	18.5	18.7	18.1	17.0	17.5	17.6	n/a	n/a
Trading portfolio assets	14.6	15.9	19.2	22.9	29.4	30.7	n/a	n/a
Derivative financial instrument assets	301.9	285.4	249.6	227.0	231.5	239.3	n/a	n/a
Derivative financial instrument liabilities	295.6	277.1	240.0	215.0	220.9	228.3	n/a	n/a
Reverse repurchase agreements and other similar secured lending	42.8	49.3	73.9	86.8	98.3	104.7	n/a	n/a
Total assets	466.8	471.5	466.5	468.6	498.4	511.2	n/a	n/a
Customer deposits	20.5	21.6	22.2	28.6	30.7	29.3	n/a	n/a
Risk weighted assets	64.8	75.3	81.0	87.5	106.0	109.9	n/a	n/a

Performance measures
Return on average tangible equity	(4.4%)	(5.3%)	(4.4%)	(6.3%)	(5.6%)	(11.0%)	(8.4%)	(9.1%)
Average allocated tangible equity (£bn)	10.2	11.9	12.4	13.5	15.0	15.7	16.8	17.3
Return on average equity	(3.3%)	(4.3%)	(3.4%)	(4.9%)	(4.2%)	(9.1%)	(6.1%)	(6.7%)
Average allocated equity (£bn)	10.3	12.1	12.6	13.7	15.2	16.0	17.1	17.6
Period end allocated equity (£bn)	9.7	11.0	12.1	12.7	14.9	15.1	16.3	17.5

1	Barclays Core represents the sum of five Operating Segments results outlined on pages 11 to 14, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office.
2	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis. Balance sheet comparative figures have also been restated from Q413 to adopt the offsetting amendments to IAS32, Financial Instruments: Presentation; therefore no Q313 and Q213 comparatives are available.

Barclays PLC	10

Quarterly Core Results by Business

Personal and Corporate Banking	Q115	Q414	Q314	Q214	Q114	Q413	Q313[1]	Q213[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	2,174	2,231	2,236	2,188	2,173	2,166	2,252	2,192
Credit impairment charges and other provisions	(79)	(123)	(129)	(95)	(135)	(169)	(153)	(165)
Net operating income	2,095	2,108	2,107	2,093	2,038	1,997	2,099	2,027
Operating expenses	(1,268)	(1,219)	(1,232)	(1,256)	(1,298)	(1,388)	(1,318)	(1,378)
Costs to achieve Transform	(42)	(195)	(90)	(58)	(57)	(219)	(73)	(55)
UK bank levy	-	(70)	-	-	-	(66)	-	-
Total operating expenses	(1,310)	(1,484)	(1,322)	(1,314)	(1,355)	(1,673)	(1,391)	(1,433)
Other net income	2	4	4	1	5	3	1	7
Profit before tax	787	628	789	780	688	327	709	601
Attributable profit	576	441	578	559	480	281	518	454

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	219.0	217.0	215.7	216.7	215.5	212.2	210.1	211.3
Total assets	294.1	285.0	275.7	268.1	271.5	278.5	278.3	288.3
Customer deposits	298.1	299.2	295.9	298.3	297.2	295.9	289.3	289.5
Risk weighted assets	122.5	120.2	120.0	117.9	116.1	118.3	n/a	n/a

Performance measures
Return on average tangible equity	17.1%	13.3%	17.8%	17.5%	14.7%	8.6%	15.4%	13.8%
Average allocated tangible equity (£bn)	13.6	13.4	13.1	12.9	13.1	13.1	13.5	13.2
Return on average equity	12.9%	10.0%	13.4%	13.1%	11.1%	6.5%	11.8%	10.5%
Average allocated equity (£bn)	18.1	17.8	17.5	17.2	17.4	17.4	17.6	17.3
Cost: income ratio	60%	67%	59%	60%	62%	77%	62%	65%
Loan loss rate (bps)	14	22	23	17	25	31	28	30

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal	1,009	1,045	1,061	1,027	1,026	1,037	1,033	1,018
Corporate	907	922	902	889	879	866	956	911
Wealth	258	264	273	272	268	263	263	263
Total income	2,174	2,231	2,236	2,188	2,173	2,166	2,252	2,192

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal	137.5	136.8	136.5	135.9	134.9	133.8	132.7	132.6
Corporate	66.5	65.1	63.1	64.8	64.2	62.5	62.5	63.4
Wealth	15.0	15.1	16.1	16.0	16.4	15.9	14.9	15.3
Loans and advances to customers at amortised cost	219.0	217.0	215.7	216.7	215.5	212.2	210.1	211.3

Analysis of customer deposits
Personal	145.3	145.8	143.0	141.6	141.3	140.5	139.2	140.1
Corporate	120.9	122.2	120.7	123.7	120.9	118.5	114.5	113.6
Wealth	31.9	31.2	32.2	33.0	35.0	36.9	35.6	35.8
Customer deposits	298.1	299.2	295.9	298.3	297.2	295.9	289.3	289.5

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis.

Barclays PLC	11

Quarterly Core Results by Business

Barclaycard	Q115	Q414	Q314	Q214	Q114	Q413	Q313[1]	Q213[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,135	1,109	1,123	1,082	1,042	1,034	1,050	1,030
Credit impairment charges and other provisions	(290)	(362)	(284)	(268)	(269)	(266)	(290)	(272)
Net operating income	845	747	839	814	773	768	760	758
Operating expenses	(465)	(456)	(449)	(420)	(402)	(457)	(455)	(424)
Costs to achieve Transform	(25)	(50)	(32)	(23)	(13)	(38)	(6)	(5)
UK bank levy	-	(29)	-	-	-	(22)	-	-
Total operating expenses	(490)	(535)	(481)	(443)	(415)	(517)	(461)	(429)
Other net income	11	1	4	25	10	5	12	7
Profit before tax	366	213	362	396	368	256	311	336
Attributable profit	259	137	262	285	254	169	214	243

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	36.8	36.6	34.8	33.2	31.9	31.5	30.4	30.1
Total assets	42.4	41.3	38.9	36.2	35.0	34.4	33.4	34.3
Customer deposits	8.0	7.3	6.5	5.9	5.8	5.1	4.7	4.4
Risk weighted assets	39.9	39.9	38.6	37.7	36.4	35.7	n/a	n/a

Performance measures
Return on average tangible equity	21.0%	11.2%	21.8%	24.7%	22.6%	16.1%	20.2%	24.0%
Average allocated tangible equity (£bn)	5.0	4.9	4.8	4.6	4.5	4.2	4.2	4.1
Return on average equity	16.6%	9.0%	17.5%	19.7%	18.2%	12.7%	15.9%	18.6%
Average allocated equity (£bn)	6.3	6.2	6.0	5.8	5.6	5.3	5.4	5.2
Cost: income ratio	43%	48%	43%	41%	40%	50%	44%	42%
Loan loss rate (bps)	305	374	309	309	325	320	360	343

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis.

Barclays PLC	12

Quarterly Core Results by Business

Africa Banking	Q115	Q414	Q314	Q214	Q114	Q413	Q313[1]	Q213[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	948	963	928	895	878	980	1,004	1,016
Credit impairment charges and other provisions	(90)	(79)	(74)	(100)	(96)	(104)	(101)	(131)
Net operating income	858	884	854	795	782	876	903	885
Operating expenses	(559)	(591)	(573)	(545)	(537)	(616)	(605)	(597)
Costs to achieve Transform	(6)	(23)	(11)	(8)	(9)	(15)	(2)	(9)
UK bank levy	-	(45)	-	-	-	(42)	-	-
Total operating expenses	(565)	(659)	(584)	(553)	(546)	(673)	(607)	(606)
Other net income	2	3	2	2	4	-	3	4
Profit before tax	295	228	272	244	240	203	299	283
Attributable profit	112	88	91	78	103	30	104	108

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	35.7	35.2	34.5	33.8	35.0	34.9	36.5	38.7
Total assets	57.8	55.5	54.6	52.4	54.1	54.9	57.3	61.2
Customer deposits	35.0	35.0	33.4	33.2	34.0	34.6	35.4	37.9
Risk weighted assets	39.3	38.5	37.9	36.5	36.6	38.0	n/a	n/a

Performance measures
Return on average tangible equity	14.7%	11.9%	13.1%	11.3%	15.5%	4.2%	14.1%	12.8%
Average allocated tangible equity (£bn)	3.1	2.9	2.8	2.8	2.7	2.8	3.0	3.4
Return on average equity	10.8%	8.7%	9.5%	8.1%	11.1%	3.0%	10.0%	9.3%
Average allocated equity (£bn)	4.1	4.0	3.8	3.8	3.7	4.0	4.1	4.6
Cost: income ratio	60%	68%	63%	62%	62%	69%	60%	60%
Loan loss rate (bps)	94	83	79	111	104	105	104	133

Constant Currency[2]
Income statement information	£m	£m	£m	£m	£m
Total income net of insurance claims	948	954	941	903	883
Credit impairment charges and other provisions	(90)	(78)	(75)	(101)	(97)
Net operating income	858	876	866	802	786
Operating expenses	(559)	(585)	(579)	(548)	(541)
Costs to achieve Transform	(6)	(23)	(11)	(9)	(9)
UK bank levy	-	(45)	-	-	-
Total operating expenses	(565)	(653)	(590)	(557)	(550)
Other net income	2	3	1	1	5
Profit before tax	295	226	277	246	241
Attributable profit	112	88	94	84	102

Balance sheet information	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	35.7	35.3	35.1	34.1	34.1
Total assets	57.8	55.4	55.3	53.0	52.7
Customer deposits	35.0	35.1	33.9	33.5	33.2

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available.
2	Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 31 March 2015 for the income statement and the 31 March 2015 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the periods.

Barclays PLC	13

Quarterly Core Results by Business

Investment Bank	Q115	Q414	Q314	Q214	Q114	Q413	Q313[1]	Q213[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Investment Banking fees	549	527	410	661	513	571	526	488
Lending	83	111	137	66	103	68	42	141
Banking	632	638	547	727	616	639	568	629
Credit	274	173	255	270	346	231	308	239
Equities	619	431	395	629	591	421	524	750
Macro	624	424	470	504	552	494	457	689
Markets	1,517	1,028	1,120	1,403	1,489	1,146	1,289	1,678
Banking & Markets	2,149	1,666	1,667	2,130	2,105	1,785	1,857	2,307
Other	-	-	(2)	24	(2)	(3)	(6)	(7)
Total income	2,149	1,666	1,665	2,154	2,103	1,782	1,851	2,300
Credit impairment releases/(charges) and other provisions	11	(7)	(5)	7	19	(6)	(10)	10
Net operating income	2,160	1,659	1,660	2,161	2,122	1,776	1,841	2,310
Operating expenses	(1,454)	(1,384)	(1,306)	(1,442)	(1,501)	(1,606)	(1,373)	(1,429)
Costs to achieve Transform	(31)	(22)	(70)	(152)	(130)	(71)	(3)	-
UK bank levy	-	(218)	-	-	-	(236)	-	-
Total operating expenses	(1,485)	(1,624)	(1,376)	(1,594)	(1,631)	(1,913)	(1,376)	(1,429)
Profit/(loss) before tax	675	35	284	567	491	(137)	465	881
Attributable profit/(loss)	344	(150)	112	204	231	(74)	283	505

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[2]	134.4	106.3	123.1	117.2	129.7	104.5	n/a	n/a
Trading portfolio assets	99.1	94.8	98.8	101.2	101.2	96.6	n/a	n/a
Derivative financial instrument assets	175.9	152.6	131.4	104.2	99.9	108.7	n/a	n/a
Derivative financial instrument liabilities	186.0	160.6	137.6	109.5	106.7	116.6	n/a	n/a
Reverse repurchase agreements and other similar secured lending	58.0	64.3	82.8	83.0	86.6	78.2	n/a	n/a
Total assets	509.6	455.7	488.4	446.2	469.4	438.0	n/a	n/a
Risk weighted assets	123.0	122.4	127.9	123.9	125.2	124.4	n/a	n/a

Performance measures
Return on average tangible equity	9.7%	(3.9%)	3.3%	5.6%	6.4%	(2.1%)	7.5%	12.8%
Average allocated tangible equity (£bn)	14.5	14.7	14.2	14.8	14.7	14.4	15.1	15.8
Return on average equity	9.1%	(3.7%)	3.1%	5.3%	6.1%	(2.0%)	7.2%	12.3%
Average allocated equity (£bn)	15.4	15.6	15.0	15.5	15.4	15.1	15.7	16.4
Cost: income ratio	69%	97%	83%	74%	78%	107%	74%	62%

Head Office
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income/(expense)	14	27	56	78	81	227	(81)	(24)
Credit impairment releases	-	-	-	-	-	3	-	-
Net operating income/(expense)	14	27	56	78	81	230	(81)	(24)
Operating expenses	(30)	(19)	(13)	(76)	(15)	(47)	(25)	(25)
Costs to achieve Transform	(5)	(8)	-	5	(7)	(22)	-	5
UK bank levy	-	(9)	-	-	-	(29)	-	-
Total operating expenses	(35)	(36)	(13)	(71)	(22)	(98)	(25)	(20)
Other net income/(expense)	2	-	(3)	(1)	1	7	(1)	(5)
(Loss)/profit before tax	(19)	(9)	40	6	60	139	(107)	(49)
Attributable (loss)/profit	(33)	122	(41)	45	(15)	192	(110)	(157)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	45.7	49.1	41.5	43.3	33.7	26.6	n/a	n/a
Risk weighted assets	6.3	5.6	7.5	7.6	16.0	16.2	n/a	n/a
Average allocated tangible equity	2.3	1.1	0.3	(1.1)	(2.8)	(3.1)	(9.1)	(8.6)
Average allocated equity	2.8	1.4	0.7	(0.7)	(2.5)	(2.9)	(8.6)	(8.1)

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 and Q213 comparatives are available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis. Balance sheet comparative figures have also been restated from Q413 to adopt the offsetting amendments to IAS32, Financial Instruments: Presentation; therefore no Q313 and Q213 comparatives for the Investment Bank are available.
2	As at 31 March 2015 loans and advances included £107.1bn (December 2014: £86.4bn) of loans and advances to customers (including settlement balances of £39.3bn (December 2014: £25.8bn) and cash collateral of £38.4bn (December 2014: £32.2bn) and loans and advances to banks of £27.2bn (December 2014: £19.9bn) (including settlement balances of £6.6bn (December 2014: £2.7bn) and cash collateral of £8.4bn (December 2014: £6.9bn)).

Barclays PLC	14

Performance Management

Returns and equity by business

	Three months ended 31.03.15	Three months ended 31.03.14
Return on average tangible equity	%	%
Personal and Corporate Banking	17.1	14.7
Barclaycard	21.0	22.6
Africa Banking	14.7	15.5
Investment Bank	9.7	6.4
Barclays Core excluding Head Office	14.4	12.3
Head Office impact[1]	(1.2)	0.9
Barclays Core	13.2	13.2
Barclays Non-Core impact[1]	(4.4)	(5.6)
Barclays Group adjusted total	8.8	7.6
Barclays Group statutory total	4.0	8.4

	Three months ended 31.03.15	Three months ended 31.03.14
Return on average equity	%	%
Personal and Corporate Banking	12.9	11.1
Barclaycard	16.6	18.2
Africa Banking	10.8	11.1
Investment Bank	9.1	6.1
Barclays Core excluding Head Office	11.9	10.2
Head Office impact[1]	(1.0)	0.5
Barclays Core	10.9	10.7
Barclays Non-Core impact[1]	(3.3)	(4.2)
Barclays Group adjusted total	7.6	6.5
Barclays Group statutory total	3.4	7.2

	Three months ended 31.03.15	Three months ended 31.03.14
Profit/(loss) attributable to ordinary equity holders of the parent[2]	£m	£m
Personal and Corporate Banking	581	484
Barclaycard	261	255
Africa Banking	112	103
Investment Bank	350	235
Head Office	(31)	(16)
Barclays Core	1,273	1,061
Barclays Non-Core	(197)	(168)
Barclays Group adjusted total[3]	1,076	893
Barclays Group statutory total	465	965

1

Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.

2

The profit after tax attributable to other equity holders of £80m (Q114: £49m) is offset by a tax credit recorded in reserves of £16m (Q114: £11m) allocated across the businesses. The net amount of £64m, along with NCI, is deducted from profit after tax in order to calculate return on average tangible shareholders’ equity and return on average shareholders’ equity. Hence, Q115 attributable profit of £1,059m has been adjusted for the tax credit recorded in reserves of £16m (Q114: £11m).

3

Adjusted Barclays Group profit excludes the post-tax impact of the provision for PPI redress of £150m (Q114: £nil); provisions for investigations and litigation primarily relating to Foreign Exchange £800m (Q114: nil), the own credit adjustment of £128m gain (Q114: £119m gain); the gain on valuation of a component of the defined retirement benefit liability £429m (Q114: £nil) and the loss on sale of the Spanish business £118m (Q114: £nil).

Barclays PLC	15

Performance Management

	Three months ended 31.03.15	Three months ended 31.03.14
Average allocated tangible equity	£bn	£bn
Personal and Corporate Banking	13.6	13.1
Barclaycard	5.0	4.5
Africa Banking	3.1	2.7
Investment Bank	14.5	14.7
Head Office[1]	2.3	(2.8)
Barclays Core	38.5	32.2
Barclays Non-Core	10.2	15.0
Barclays Group adjusted total[2]	48.7	47.2
Barclays Group statutory total	48.1	46.4

	Three months ended 31.03.15	Three months ended 31.03.14
Average allocated equity	£bn	£bn
Personal and Corporate Banking	18.1	17.4
Barclaycard	6.3	5.6
Africa Banking	4.1	3.7
Investment Bank	15.4	15.4
Head Office[1]	2.8	(2.5)
Barclays Core	46.7	39.6
Barclays Non-Core	10.3	15.2
Barclays Group adjusted total[2]	57.0	54.8
Barclays Group statutory total	56.3	54.0

	31.03.15	31.12.14
Period end allocated equity	£bn	£bn
Personal and Corporate Banking	18.1	17.9
Barclaycard	6.2	6.2
Africa Banking	4.0	4.0
Investment Bank	14.7	14.7
Head Office[1]	4.2	2.1
Barclays Core	47.2	44.9
Barclays Non-Core	9.7	11.0
Barclays Group adjusted total	56.9	55.9
Barclays Group statutory total	56.4	54.4

1

Based on risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity. The residual balance is caused by the Group’s fully loaded CRD IV CET1 ratio being on average in the period below the 10.5% used to allocate equity and tangible equity to the businesses.

2	Adjusted Barclays Group average allocated equity and average allocated tangible equity exclude the cumulative impact of own credit charge on retained earnings.

Barclays PLC	16

Performance Management

Margins and balances

	Three months ended 31.03.15			Three months ended 31.03.14
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	1,601	214,645	3.02	1,528	207,433	2.99
Barclaycard	821	37,909	8.78	746	32,911	9.19
Africa Banking	533	36,603	5.91	503	34,488	5.91
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,955	289,157	4.14	2,777	274,832	4.10
Other	76			321
Total net interest income	3,031			3,098

Quarterly analysis for PCB, Barclaycard and Africa Banking	Quarter ended 31.03.15
	Net interest income £m	Average customer assets £m	Net interest margin %
Personal and Corporate Banking	1,601	214,645	3.02
Barclaycard	821	37,909	8.78
Africa Banking	533	36,603	5.91
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,955	289,157	4.14

	Quarter ended 31.12.14
Personal and Corporate Banking	1,619	212,444	3.02
Barclaycard	757	36,932	8.13
Africa Banking	546	36,465	5.94
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,922	285,841	4.06

	Quarter ended 30.09.14
Personal and Corporate Banking	1,622	210,859	3.05
Barclaycard	787	35,308	8.84
Africa Banking	540	35,026	6.12
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,949	281,193	4.16

	Quarter ended 30.06.14
Personal and Corporate Banking	1,529	209,040	2.93
Barclaycard	754	33,904	8.92
Africa Banking	504	34,660	5.83
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,787	277,604	4.03

Barclays PLC	17

Condensed Consolidated Financial Statements

Consolidated summary income statement

	Three months ended	Three months ended
Continuing operations	31.03.15	31.03.2014
	£m	£m
Total income net of insurance claims	6,558	6,769
Credit impairment charges and other provisions	(477)	(548)
Net operating income	6,081	6,221

Staff costs	(2,213)	(2,943)
Administration and general expenses	(2,432)	(1,492)
Operating expenses	(4,645)	(4,435)

Share of post-tax results of associates and joint ventures	20	26
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	(119)	-
Profit before tax	1,337	1,812
Tax	(612)	(597)
Profit after tax	725	1,215

Attributable to:
Ordinary equity holders of the parent	465	965
Other equity holders	80	49
Total equity holders	545	1,014
Non-controlling interests	180	201
Profit after tax	725	1,215

Earnings per share from continuing operations
Basic earnings per ordinary share[1]	2.9p	6.0p

1	The profit after tax attributable to other equity holders of £80m (March 2014: £49m) is offset by a tax credit recorded in reserves of £16m (March 2014: £11m). The net amount of £64m (March 2014: £38m), along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Barclays PLC	18

Condensed Consolidated Financial Statements

Consolidated summary balance sheet

	As at	As at
Assets	31.03.15	31.12.2014
	£m	£m
Cash, balances at central banks	33,191	39,695
Items in the course of collection from other banks	1,382	1,210
Trading portfolio assets	118,601	114,717
Financial assets designated at fair value	36,917	38,300
Derivative financial instruments	480,144	439,909
Available for sale financial investments	95,222	86,066
Loans and advances to banks	52,122	42,111
Loans and advances to customers	451,715	427,767
Reverse repurchase agreements and other similar secured lending	123,581	131,753
Other assets	23,534	36,378
Total assets	1,416,409	1,357,906

Liabilities
Deposits from banks	69,056	58,390
Items in the course of collection due to banks	1,616	1,177
Customer accounts	446,514	427,704
Repurchase agreements and other similar secured borrowing	115,506	124,479
Trading portfolio liabilities	45,460	45,124
Financial liabilities designated at fair value	57,302	56,972
Derivative financial instruments	483,755	439,320
Debt securities in issue	89,203	86,099
Subordinated liabilities	21,385	21,153
Other liabilities	19,524	31,530
Total liabilities	1,349,321	1,291,948

Equity
Called up share capital and share premium	21,381	20,809
Other reserves[1]	3,679	2,724
Retained earnings	31,310	31,712
Shareholders’ equity attributable to ordinary shareholders of the parent	56,370	55,245
Other equity instruments	4,323	4,322
Total equity excluding non-controlling interests	60,693	59,567
Non-controlling interests	6,395	6,391
Total equity	67,088	65,958

Total liabilities and equity	1,416,409	1,357,906

Consolidated statement of changes in equity

Three months ended 31.03.15	Called up share capital and share premium	Other equity instruments	Other reserves[1]	Retained earnings	Total	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2015	20,809	4,322	2,724	31,712	59,567	6,391	65,958
Profit after tax	-	80	-	465	545	180	725
Other comprehensive profit after tax for the period	-	-	962	(303)	659	21	680
Issue of shares	572	-	-	150	722	-	722
Issue and exchange of equity instruments	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	(193)	(193)
Coupons paid on other equity instruments	-	(80)	-	16	(64)	-	(64)
Treasury shares	-	-	(7)	(695)	(702)	-	(702)
Other movements	-	1	-	(35)	(34)	(4)	(38)
Balance at 31 March 2015	21,381	4,323	3,679	31,310	60,693	6,395	67,088

1	Other Reserves includes currency translation reserve of £0.2bn (December 2014: £0.6bn debit), available for sale investments of £0.5bn (December 2014: £0.6bn), cash flow hedge reserve of £2.0bn (December 2014: £1.8bn), other reserves and treasury shares of £0.9bn (December 2014: £0.9bn).

Barclays PLC	19

Capital

CRD IV capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Capital ratios	As at 31.03.15	As at 31.12.14
Fully loaded Common Equity Tier 1	10.6%	10.3%
PRA Transitional Common Equity Tier 1[1,2]	10.6%	10.2%
PRA Transitional Tier 1[3,4]	13.3%	13.0%
PRA Transitional Total Capital[3,4]	16.8%	16.5%

Capital resources	£m	£m
Shareholders’ equity (excluding non controlling interests) per the balance sheet	60,693	59,567
- Less: Other equity instruments (recognised as AT1 capital)	(4,323)	(4,322)
Adjustment to retained earnings for foreseeable dividends	(981)	(615)

Minority interests (amount allowed in consolidated CET1)	1,249	1,227

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,984)	(2,199)
Goodwill and intangible assets	(8,255)	(8,127)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,180)	(1,080)
Fair value reserves related to gains or losses on cash flow hedges	(2,029)	(1,814)
Excess of expected losses over impairment	(1,727)	(1,772)
Gains or losses on liabilities at fair value resulting from own credit	497	658
Direct and indirect holdings by an institution of own CET1 instruments	(56)	(25)
Other regulatory adjustments	(72)	(45)
Fully loaded CET1 capital	41,833	41,453
Regulatory adjustments relating to unrealised gains[1]	-	(583)
PRA Transitional CET1 capital	41,833	40,870

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	4,323	4,322
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,815	6,870
Other regulatory adjustments and deductions	(130)	-
Transitional Additional Tier 1 capital	11,008	11,192
PRA Transitional Tier 1 capital	52,841	52,062

Tier 2 (T2) capital
Capital instruments and related share premium accounts	840	800
Qualifying T2 capital (including minority interests) issued by subsidiaries	13,126	13,529
Other regulatory adjustments and deductions	(254)	(48)
PRA Transitional total regulatory capital	66,553	66,343

Risk weighted assets	395,899	401,900

1	The transitional regulatory adjustment for unrealised gains is no longer applicable from 1 January 2015 resulting in CET 1 capital on a fully loaded basis being equal to that on a transitional basis.
2	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.3% based on £48.5bn of transitional CRD IV CET1 capital and £395.9bn of RWAs. This is calculated as CET1 capital as adjusted for the transitional relief (£48.5bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£5.0bn), Deferred tax asset (£0.7bn), Debit valuation adjustment (£0.2bn), Expected losses over impairment (£1.0bn) and Excess minority interest (£0.2bn), partially offset by the defined benefit pension adjustment (£0.4bn)
3	The PRA transitional capital is based on guidance provided in policy statement PS 7/13 on strengthening capital standards published in December 2013.
4	As at 31 March 2015, Barclays’ fully loaded Tier 1 capital was £46,322m, and the fully loaded Tier 1 ratio was 11.7%. Fully loaded total regulatory capital was £61,863m and the fully loaded total capital ratio was 15.6%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

Barclays PLC	20

Capital

Movement in Common Equity Tier 1 (CET1) capital	Three months ended 31.03.15 £m
Opening CET1 capital	41,453

Profit for the period	545
Movement in own credit	(161)
Movement in dividends	(430)
Retained regulatory capital generated from earnings	(46)

Movement in reserves - net impact of share schemes	20
Movement in available for sale reserves	(55)
Movement in currency translation reserves	813
Movement in retirement benefits	(314)
Other reserves movements	(34)
Movement in other qualifying reserves	430

Minority interests	22
Additional value adjustments (PVA)	215
Goodwill and intangible assets	(128)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(100)
Excess of expected loss over impairment	45
Direct and indirect holdings by an institution of own CET1 instruments	(31)
Other regulatory adjustments	(27)
Movement in regulatory adjustments and deductions	(4)

Closing CET 1 capital	41,833

Barclays PLC	21

Leverage

Leverage ratio requirements

In January 2014, the Basel Committee finalised its revised standards (BCBS 270) for calculating the Basel 3 leverage ratio. The European Commission has implemented the amendments into the CRR via a delegated act which came into force from January 2015. The leverage calculation below uses the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as adopted by a European Union delegated act.

Barclays does not believe that there is a material difference between the BCBS 270 leverage exposure previously disclosed and a leverage exposure calculated in accordance with the delegated act.

At 31 March 2015 Barclays leverage ratio was 3.7%, which is in line with the expected minimum fully loaded requirement outlined by the Financial Policy Committee (FPC) of 3.7%, comprising the 3% minimum requirement, and the fully phased-in G-SII buffer.

Leverage impact	As at 31.03.15	As at 31.12.14
Leverage exposure	£bn	£bn

Accounting assets
Derivative financial instruments	480	440
Cash collateral	80	73
Reverse repurchase agreements	124	132
Loans and advances and other assets	732	713
Total IFRS assets	1,416	1,358

Regulatory consolidation adjustments	(8)	(8)

Derivatives adjustments
Derivatives netting	(436)	(395)
Adjustments to cash collateral	(63)	(53)
Net written credit protection	25	27
Potential Future Exposure on derivatives	176	179
Total derivatives adjustments	(298)	(242)

Securities financing transactions (SFTs) adjustments	46	25

Regulatory deductions and other adjustments	(15)	(15)
Weighted off balance sheet commitments	114	115

Total fully loaded leverage exposure	1,255	1,233

Fully loaded CET 1 capital	41.8	41.5
Fully loaded AT1 capital	4.5	4.6
Fully loaded Tier 1 capital	46.3	46.0

Fully loaded leverage ratio	3.7%	3.7%

Barclays PLC	22

Shareholder Information

Results timetable[1]	Date
Ex-dividend date	7 May 2015
Dividend Record date	8 May 2015
Scrip reference share price set and made available to shareholders	14 May 2015

Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	22 May 2015
Dividend Payment date /first day of dealing in new shares	15 June 2015
2015 interim results announcement	29 July 2015

For qualifying US and Canadian resident ADR holders, the first interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the first interim dividend on Monday 15 June 2015 to ADR holders on the record at close of business on Friday 8 May 2015. The ex-dividend date will be Wednesday 6 May 2015.

				% Change[3]
Exchange rates[2]	31.03.15	31.12.14	31.03.14	31.12.14	31.03.14
Period end - USD/GBP	1.49	1.56	1.67	(4%)	(11%)
3 Month average - USD/GBP	1.51	1.58	1.66	(4%)	(9%)
Period end - EUR/GBP	1.38	1.28	1.21	8%	14%
3 Month average - EUR/GBP	1.35	1.27	1.21	6%	12%
Period end - ZAR/GBP	18.00	18.03	17.54	-	3%
3 Month average - ZAR/GBP	17.79	17.75	17.97	-	(1%)

Share price data	31.03.15	31.12.14	31.03.14
Barclays PLC (p)	242.60	243.50	233.40
Barclays PLC number of shares (m)	16,717	16,498	16,390
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	185.00	182.00	149.00
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Charlie Rozes +44 (0) 20 7116 5752	Will Bowen +44 (0) 20 3134 7744

More information on Barclays can be found on our website: Barclays.com

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

Global Systemically Important Institutions

Barclays is required by the PRA following an EBA request to publicly disclose the Global Systemically Important Institutions template for the reporting period 31 December 2014. This will be available at: http://www.barclays.com/barclays-investor-relations/investor-news.html on 30 April 2015.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
3	The change is the impact to GBP reported information.
4	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.

Barclays PLC	23

Glossary

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a measure of a bank’s financial strength as defined the Capital Requirements Regulation.

‘Additional Tier 1 (AT1) securities’ Securities that are traded as additional tier 1 (AT1) capital in the context of CRD IV.

‘Adjusted attributable profit’ Adjusted profit, after tax and non-controlling interests’ share, attributable to the shareholders of Barclays’ PLC.

‘Adjusted basic earnings per share’ Basic earnings per share, based on adjusted attributable earnings.

‘Adjusted compensation: net operating income’ Compensation costs as a proportion of adjusted net operating income (adjusted income less credit impairment charges and other provisions).

‘Adjusted cost: income ratio’ Adjusted operating expenses (defined below) compared to adjusted income (defined below).

Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, Education, Social Housing, and Local Authority (ESHLA) valuation revision and gain on US Lehman acquisition assets.

‘Adjusted total operating expenses’ Total operating expenses adjusted to exclude goodwill impairment, provisions for Payment Protection Insurance and claims management costs (PPI) and interest rate hedging redress, provisions for investigations and litigation primarily relating to Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability.

Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, goodwill impairment, provisions for Payment Protection Insurance and claims management costs (PPI) and interest rate hedging redress, gain on US Lehman acquisition assets, provisions for investigations and litigation primarily relating to Foreign Exchange, loss on sale of the Spanish business; Education, Social Housing, and Local Authority (ESHLA) valuation revision, and gain on valuation of a component of the defined retirement benefit liability.

‘Adjusted return on average risk weighted assets’ Annualised adjusted profit after tax as a proportion of average risk weighted assets.

‘Adjusted return on average shareholders’ equity’ Annualised adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Adjusted return on average tangible shareholders’ equity’ Annualised adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

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‘Advanced Measurement Approach’ Under Basel II, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) Advanced Measurement Approaches (AMA). Under AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

’Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa previously reported within Barclaycard, the Investment Bank, Corporate Banking and Wealth Management. The Africa head office function is also included in Africa Banking. This combined Africa Banking business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting African business comprises the Barclays Africa Group Limited (BAGL) listed entity, together with Barclays Egypt and Zimbabwe businesses.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored institutions.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ Impact on earnings of a parallel (upward or downward) movement in interest rates.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed accounts’ Arrears Managed accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of the parent adjusted for the after tax amounts of capital securities classified as equity.

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‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + … )) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Iberia and Scandinavia.

‘Barclays Core’ The Core Barclays business of Personal and Corporate Banking, Barclaycard, Africa Banking and the Investment Bank, along with Head Office and Other Operations. See also ‘Barclays Non-Core’

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down, over time. See also ‘Barclays Core’

‘Basel 2’ The second of the Basel accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘BCBS 270 leverage exposure’ The denominator of the internationally agreed Basel III leverage ratio. The exposure measure makes certain adjustments to Total assets under IFRS in accordance with the requirements stated in BCBS 270 (“Basel III leverage ratio framework and disclosure requirements”).

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘BIPRU’ The Prudential sourcebook for Banks Building Societies and Investment Firms maintained by the FCA.

‘Book quality’ In the context of the Funding Risk, Capital section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

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‘Book size’ In the context of the Funding Risk, Capital section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Non Core Businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Personal and Corporate Banking that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Additional Common Tier 1 capital required to be held under Basel III rules to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET 1 ratio, Tier 1 capital ratio and Total Capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including Assets under Management (AUM), Custody assets, Assets under Administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

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‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

‘Common Equity Tier 1 (CET 1) ratio’ A measure of the Group’s common equity capital as a percentage of risk-weighted assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation paid to employees over total income net of insurance claims. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Constant Currency Basis’ Excludes the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives which drive Barclays ambition to become the “Go-To” Bank.

Cost to income jaws’ Relationship of the percentage change movement in total operating expenses relative to total income net of insurance claims

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‘Counter-Cyclical Capital Buffer (CCCB)’ Regulatory Capital of up to 2.5% of risk weighted assets that is required to be held under Basel III rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Counterparty credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the credit risk disclosures, impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD III’ The Third Capital Requirements Directive. An EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV has come into effect on 1 January 2014.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate risk weighted assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit enhancements’ See ‘Liquidity and Credit enhancements’.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents Credit and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These

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may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; Collateral, Netting and set-off, and Risk Transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

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‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used within Personal and Corporate Banking to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total EPS.

‘Economic Value of Equity (EVE)’ Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

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‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union. ESMA replaced the Committee of European Securities Regulators (CESR) on 1 January 2011.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure At Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to the Capital Requirements Directives (CRD).

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

Forbearance Programmes for Credit Cards Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24

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Glossary

months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 4 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation.

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as CRD IV Common Equity Tier 1 capital divided by CRD IV Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due or meet regulatory liquidity requirements (Liquidity Risk), or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

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‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘General Prudential Sourcebook (GENPRU)’ Along with the “Prudential sourcebook for Banks, Building Societies and Investment Firms” (BIPRU), GENPRU contains the rules that implement the Capital Requirements Directive in the United Kingdom.

‘Globally-Systemically Important Financial Institutions (G-SIFIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Personal and Corporate Banking that provide banking and other services to high net worth customers.

‘High Risk’ In Retail, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether financial assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘Impaired loans’ Loans are reported as credit risk loans (defined above) and comprise loans where individually identified impairment allowances have been raised and also includes loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

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‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

Insurance Risk The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ one of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an external credit assessment institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

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‘IMM’ / ‘Internal model method’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal-Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘AIRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ Consists of origination led and returns focused markets and banking business.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, Debt and Equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio, including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio (LCR) high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Leverage ratio’ A measure prescribed by the regulators under Basel 3, which is the ratio of CRD IV Tier 1 capital to total leverage exposure.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central

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governments and central banks. The Basel 3 rules require this ratio to be at least 100% and it is expected to apply from 2015.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC), incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts calculated for PCB, Africa Banking, Barclaycard and Non-Core Retail. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, Currency and Commodities income.

‘Management DVaR’ For internal market risk management purposes, the investment bank uses a Daily Value at Risk (DVaR) with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss

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resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Methodology and policy’ In the context of the Funding Risk, Capital section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the PRA (BIPRU).

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

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‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA / PRA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Non-Traded Market Risk’ The risk of a reduction to earnings or capital due to an inability to hedge the banking book balance sheet.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from these risks.

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‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal and Corporate Banking’ An operating segment that combines core elements of UK Retail and Business Banking, global Wealth and Investment Management, and global Corporate Banking. Transfers to the Non-Core segment include the UK retail insurance underwriting and investment businesses; selected non-core corporate banking in Europe and the Middle East and certain long-dated corporate loans; local Wealth operations in certain overseas locations; and certain asset management businesses. The African businesses of Corporate Banking and Wealth Management have been moved to Africa Banking.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a

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standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA (/FSA) waivers’ PRA(/FSA) approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the FSA/PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, stress testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Properties in Possession held as ’Loans and Advances to Customers’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’ Properties in South Africa, Spain and Portugal where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

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‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK from 1 April 2013. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). Includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ Re-aging is the returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (Re-REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as this may take several months whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (repo)’ / ‘reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

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‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average risk weighted assets’ Annualised statutory profit as a proportion of average risk weighted assets.

‘Return on average shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Risk Appetite’ Risk Appetite is defined as the level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX) was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

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‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond or derivative) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach is detailed in BIPRU 4.5.

‘South Africa’ The operations of Africa Banking based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standards & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

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Glossary

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the E-R-M process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 2 (T2) capital’ In the context of CRD IV, a measure of a bank’s financial strength, including qualifying subordinated debt and other Tier 2 securities as defined the Capital Requirements Regulation.

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Glossary

‘Total capital ratio’ Total regulatory capital as a percentage of risk weighted assets.

‘Total outstanding balance’ In Retail, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transform’ Package of measures to realise Barclays goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Turnbull guidance’ The Turnbull guidance sets out best practice on internal control for UK listed companies, and assists them in applying section C.2 of the Combined Code on Corporate Governance.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the standardised approach to credit risk

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write down’ After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

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Glossary

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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